Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: August 10, 2018

The following is a transcript of an interview of David M. Cordani, Cigna Corporation's President and Chief Executive Officer, on CNBC Squawk on the Street.

Cigna President & CEO David Cordani on Icahn Fight
CNBC Squawk on the Street

David Faber, CNBC:
Well, speaking of Cigna, as we have been. Of course, yesterday we spent a good amount of time discussing Carl Icahn, who owns a very small amount of stock, to be fair, of Cigna. Nonetheless trying to argue and marshal shareholders to vote against that deal to acquire Express Scripts, the vote of which is coming up on the 24th of August. Let's bring in David Cordani. He, of course, is the CEO of Cigna, the man who authored the deal itself. We're going to play defend your deal here this morning, David. Always nice to have you and we're happy to have you as well this morning. You put out a long letter yesterday on this very subject. Mr. Icahn says he has no idea how you can be doing this deal. In his opinion at least, it's inexplicably ridiculous. What say you?

David Cordani, Cigna:
Well we've been very consistent. The combination with Express presents an outstanding opportunity to improve affordability. Per your comments from a few moments ago, everybody from the President through corporations through individuals want improved affordability. Cigna and Express both individually are functioning very well, delivering very low medical cost trend or growth. And the combined company will actually further improve affordability. Cigna stepped forth with a goal to deliver medical costs growth or trend at a CPI level by 2021 and we're already delivering the lowest medical cost in the industry. So, it's all about creating value for customers and clients. And as a result, delivering value back for our shareholders and we're committed to this really attractive strategic and financial combination.

David Faber, CNBC:
Yeah. Mr. Icahn talking about a number of things that are fairly complex in terms of rebates and policy from CMS, but, David, the timing is good here because I want you to go try and explain, at least, to our viewers and your shareholders. Last night I guess CMS made some changes to Medicare part B to emulate the tools and practices used in Medicare part D. Can you sort of give us a sense here of what the difference between D and B is and whether it's good or bad for Express Scripts?

David Cordani, Cigna:
Sure, so the headline is it's good. And from a macro perspective, the commercial market has been using a variety of mechanisms around formularies, so aggregate pools of pharmaceuticals that have clinical effectiveness, working with manufacturers, coordinating clinical programs, step therapies, et cetera. Essentially, what the Secretary stepped forward and said is, it would be a good thing for the Medicare programs for some of those proven capabilities, for example, that Express Scrips does quite well, to be afforded to the Medicare program with the objective, back to our first point of improving affordability, with tremendous clinical quality. So, the Secretary's statements yesterday afternoon we agree with. We view them as an evolution to the marketplace and the combined company is in really good position to be able to perform and deliver more value in that case for Medicare beneficiaries through approved affordability, and again, in a nutshell, it's using proven commercial solutions for government programs who prove affordability and quality.

David Faber, CNBC:
Icahn suggested you guys could do, instead of buying Express Scripts, you could do a multiyear partnership, and that would be better than buying them and taking the risk therein. Why is that not something, perhaps, you would have explored or considered? I know you had a multiyear partnership with Catamaran a number of years ago that was then acquired. Give me some sense there as to why that wouldn't be an appropriate avenue.

David Cordani, Cigna:
Sure, David. So, first, we're a company that does believe in partnering, so in a broader sense, we partner quite effectively, for example, with 500 physician groups and hospital systems around the United States to help them coordinate and deliver better value and care, so we get the concept of partnering. More broadly, relative to this combination, it's more broad than a PBM acquisition. There's a set of capabilities, there's a tremendous distribution expansion capability for us. For example, Cigna only overlaps with 10 to 15% of Express Scripts' commercial clients. Cigna doesn't compete in the health plan space, Express Scripts does and it presents an opportunity for us to offer behavioral and wellbeing solutions et cetera. And importantly, what is being proven right now is the integration of data to work more effectively with the practicing physician for the benefit of their patients, our customers, presents an outstanding opportunity to improve affordability, quality and service. So, we see it as a strategic reformatting and repositioning opportunity. Beyond that, Mr. Icahn suggests that what Cigna should do is sit on the sidelines, allow the marketplace to shake itself out, and buy back our stock. We don't believe that that is a strategy. We believe that's more financial engineering and we're attuned to being able to deliver outstanding shareholder value. I would just highlight the fact that we've delivered in excess of 380% TSR over the last eight plus years, so, we're used to delivering outstanding shareholder value, but we do so by working in the marketplace to create value for our customers and clients.

Jim Cramer:
All right, Mr. Cordani, Jim Cramer, you know I'm a huge supporter of Cigna. It's been a remarkable stock and you've been a great supporter of Philadelphia, which still matters to me. But I do want to ask you something, if you stayed independent, when I look at the CVS numbers today and how great their pharmacy benefit manager does, you've got a fantastic pharmacy benefit manager. I'm not saying that the combination could be interesting long-term, I think it is. But your stock, I think, I could argue would be at 200-210 today just based on what CVS is saying and what UnitedHealth is saying. How do you deal with the fact that would be fabulous performance and everybody would want that?

David Cordani, Cigna:
So, Jim, again, good morning and thanks for your comments. We've delivered great results. Our 2017 results were off the charts, top line, bottom line. We delivered the best medical cost trend again in the industry and 2018 will be the sixth consecutive year. So, we have a strong foundation, and we're delivering for our clients and customers as we grow our business, and we're proud of that. Secondly, we view our stock as temporarily dislocated and is a phenomenal value today, and we're confident we're going to grow that value over time. The difference is this combination presents an opportunity for immediate value creation, mid-teen secretion in the first year. We don't have to wait three or four years. Mid-teen secretion in the first year excluding the known transitioning clients. Exceptional free cash flow – six plus billion dollars in 2021, but cash flow in the first 18 to 24 months to deleverage the franchise and still have significant capital to deploy even in those 18 to 24 months for additional shareholder value creation. So, we agree with you. Our company is high value. Our company has been performing quite well, and we're confident in our ability to create tremendous shareholder value but having these capabilities to further improve affordability to take our country to a sustainable level of a CPI or better level medical cost trend with partnerships with the physicians and broadening our reach to address the marketplace and drive growth. That's attractive to us. All while delivering that outstanding shareholder value. And we don't have to wait three to five years for it. We will deliver that excretion in year one.

David Faber, CNBC:
David, have you talked to Icahn? Did he get in touch with you some way?  Did you have a dialogue?

David Cordani, Cigna:
We're disappointed that he chose his means of communication was an open letter. There has been no inbound to our corporation.

David Faber, CNBC:
ISS coming up with a decision. It can typically in situations like this be certainly of importance given its influence in some large shareholders. Can you characterize how your conversations with ISS have gone and the arguments you have made there and what your expectations are when they come out with their recommendation, I think on Friday most likely?

David Cordani, Cigna:
Yeah, strong governance is an important part of what ISS would look at. We've had very good engagement with ISS to walk through the strategic rationale, the governance framework from our Board of Directors that was applied over the top of it, the valuation framework and then the value creation framework including the mitigants to deal with the changing marketplace including changing regulations around the overall market. We're confident in terms of the shareholder value creation. We're confident that ISS understands the shareholder value we've created over the last eight plus years. And we have a good open line of communication with them to ensure they have all of the information they need to draw the conclusions.

David Faber, CNBC:
And finally, David, unless Jim has another one, I'm not sure. Just say the word "Amazon" and everybody runs for the hills. Carl uses it a number of times in his letter – Mr. Icahn. Frame the competition that you do expect here from Amazon forming in terms of what it will mean for this combination.

David Cordani, Cigna:
David, there's no doubt the marketplace continues to go through evolutionary change at a minimum. Some people can point to a revolutionary change, which is why, as a company, we've continued to invest heavily in innovation. We've poured about 3/4 of a billion dollars back into our franchise the last couple of years in terms of technology, solutions capabilities, et cetera, to broaden our direct-to-consumer reach, our partnership capabilities with the physician community and the health care professional community. As it relates to Amazon, it's another example of change in evolution. They're entering the mail-order pharmaceutical fulfillment. We see that action. Obviously, we anticipated that action. The clinical integration we think is the point of differentiation. How a company like Cigna is able to create better connectivity for an individual or patient with their physician to enable them to either maintain their health, lower their health risks – 25% of Americans have high health risks – optimize their care if they're in a chronic condition to be more coordinated. For example, people with chronic care have a higher probability of needing behavioral resource support. We're one of the largest behavioral provider. And then getting the best acute care. We see it as a changing marketplace. We're well-positioned and we're even more effectively strategically positioned with the Express Scripts combination to be able to deliver value for our clients and customers.

David Faber, CNBC:
David, we will leave it there for now, but certainly appreciate you lending your voice to this debate this morning. We'll, of course, await the outcome of the shareholder vote a little more than two weeks from now. Thank you.

David Cordani, Cigna:
Thank you for your time today.

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FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions, including statements concerning the potential future performance of Cigna, Express Scripts, or the combined company, the potential for new laws or regulations, or any impact of any such new laws or regulations, including on the business of Cigna, Express Scripts or the combined company, the ability to achieve the anticipated benefits of the proposed merger, on the expected timeline or at all, the timeline for deleveraging the combined company, and the ability to consummate the proposed merger, on the anticipated timeline or at all, and other statements regarding the parties' future beliefs, expectations, plans, intentions, financial condition or performance.  You may identify forward-looking statements by the use of words such as "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "may," "should," "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements, including as they relate to Express Scripts or Cigna, the management of either such company, the transaction or any expected benefits of the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger;
•	the ability of the combined company to achieve financial, strategic and operational plans and initiatives;
•	the ability of the combined company to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers;

•	the impact of modifications to the combined company's operations and processes;
•	the ability of the combined company to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions;
•	the substantial level of government regulation over the combined company's business and the potential effects of new laws or regulations or changes in existing laws or regulations;
•	the outcome of litigation relating to the businesses of Express Scripts and Cigna, regulatory audits, investigations, actions and/or guaranty fund assessments;
•	uncertainties surrounding participation in government-sponsored programs such as Medicare;
•	the effectiveness and security of the combined company's information technology and other business systems;
•	unfavorable industry, economic or political conditions, including foreign currency movements;
•	acts of war, terrorism, natural disasters or pandemics; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.
You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties, and should not place undue reliance on forward-looking statements.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or solicitation of an offer to buy any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a registration statement on Form S-4.  The registration statement on Form S-4 includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.